Filed Pursuant to Rule 424(b)(7)

Registration Number 333-202370

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated February 27, 2015)

15,743,050 Shares

Class A Common Stock

This prospectus supplement no. 1 supplements and amends the prospectus dated February 27, 2015 relating to the sale from time to time by certain selling stockholders of the shares of our Class A common stock that may be issued upon the exchange of the 2.625% Exchangeable Senior Notes due 2019 that were issued and sold by our operating partnership, Empire State Realty OP, L.P., in a private transaction on August 12, 2014 (the “notes”). This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in our Class A common stock involves risks. See “Risk Factors” on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or inadequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2016.

The section entitled “Selling Stockholders” in the prospectus is superseded in its entirety with the following:

SELLING STOCKHOLDERS

The 2.625% Exchangeable Senior Notes due 2019 were originally issued by Empire State Realty OP, L.P. and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our Class A common stock upon the exchange of the notes. In such circumstances, the recipients of shares of our Class A common stock, whom we refer to as the “selling stockholders,” as well as their transferees, pledgees, donees and successors, may use this prospectus to resell from time to time the shares of our Class A common stock that we may issue to them upon the exchange of the notes. Information about selling stockholders is set forth herein, and information about additional selling stockholders may be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference in this prospectus.

The following table sets forth information regarding the number of shares of our Class A common stock that could become beneficially owned by each selling stockholder upon the exchange of the notes and the number of shares of our Class A common stock that may be offered from time to time by each selling stockholder pursuant to this prospectus. While the selling stockholders may offer all, some or none of the shares of our Class A common stock issuable upon the exchange of the notes, we have assumed for purposes of the table below that the selling stockholders will sell all of the shares of our Class A common stock issuable to them upon their exchange of the notes. The information in the table is based on information provided by or on behalf of the selling stockholders on or prior to the date of this prospectus supplement. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our Class A common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

The number of shares of our Class A common stock issuable upon the exchange of the notes shown in the table below assumes that the full amount of notes held by each selling stockholder is exchanged for shares of our Class A common stock at the initial exchange rate of 51.4059 shares per $1,000 principal amount of notes and that any fractional share amount is settled in cash. The initial exchange rate is subject to adjustment in certain circumstances pursuant to the terms of the indenture governing the notes. In addition, upon exchange of notes, we may pay or deliver, as the case may be, cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock, at our election. As a result, the number of shares of our Class A common stock, if any, that we will issue upon exchange of the notes is difficult to predict and may differ from the number shown herein.

Based upon information provided by the selling stockholder, neither the selling stockholder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the SEC, “underwriters” within the meaning of the Securities Act.

Name	Shares of Class A Common Stock Beneficially Owned Before Resale	Number of Shares of Class A Common Stock Offered Hereby(1)	Class A Common Stock Beneficially Owned After Resale(2)
			Shares	Percent(3)
Hudson Bay Master Fund, Ltd.(4)	578,316	578,316	—	—
ClearBridge Investments, LLC(5)	257,029	257,029	—	—
All other holders of notes or future transferees of such holders(6)	12,016,130	12,016,130	—	—

Total:	12,851,475	12,851,475	—	—

(1)	Represents the maximum number of shares of Class A common stock that we may issue upon exchange of all of the holder’s notes at the initial exchange rate of 51.4059 shares per $1,000 principal amount of notes. This initial exchange rate is, however, subject to adjustment, and the actual number of shares of our Class A common stock, if any, that we will issue upon exchange of the notes may differ from the number shown herein. The maximum aggregate number of shares of Class A common stock issuable upon exchange of the notes will not exceed 15,743,050.

(2)	Assumes that the selling stockholder will sell the maximum number of shares of Class A common stock for which the outstanding notes held by the selling stockholder may be exchanged.

(3)	Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using 119,502,617 shares of our Class A common stock outstanding as of February 2, 2016. In calculating the percentage, we also treated as outstanding the maximum number of shares of our Class A common stock that may be offered by the selling stockholder under this prospectus supplement.

(4)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund, Ltd., has voting and disposition power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.

(5)	ClearBridge Investments, LLC, a wholly-owned subsidiary of Legg Mason, Inc. (NYSE: LM), acts as discretionary investment adviser to ClearBridge Domestic Convertible Portfolio and Lockheed Martin Corporation Master Retirement Trust, which are the registered holders of the notes.

(6)	Assumes that any other holder of notes or any future transferee of any such holder does not beneficially own any shares of our Class A common stock other than the shares issuable upon exchange of the notes at the initial exchange rate. Information about other selling stockholders will be set forth in one or more prospectus supplements or post-effective amendments, if required. Selling stockholders not named in this prospectus may not use this prospectus for resales until they are named herein.